March 10, 2020

Robert B. Kay
Chief Executive Officer
iBio, Inc.
600 Madison Avenue, Suite 1601
New York, New York 10022

       Re: iBio, Inc.
           Registration Statement on Form S-3
           Filed February 28, 2020
           File No. 333-236735

Dear Mr. Kay:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3 filed on February 28, 2020

Coverpage

1. It appears that you are relying on General Instruction I.B.6 of Form S-3. If true, please revise your prospectus cover page to disclose the calculation of the aggregate market value of your outstanding voting and nonvoting common equity and the amount of all securities offered pursuant to General Instruction I.B.6 during the prior 12 calendar month period that ends on, and includes, the date of the prospectus. Refer to Instruction 7 to
       General Instruction I.B.6. Otherwise, please provide us your analysis demonstrating your eligibility to use Form S-3.
 Robert B. Kay
FirstName LastNameRobert B. Kay
iBio, Inc.
Comapany2020
March 10, NameiBio, Inc.
Page 2
March 10, 2020 Page 2
FirstName LastName
Description of Debt Securities, page 10

2. We note the you are registering debt securities and that the prospectus and legal opinion reference indentures. Please amend your registration statement to file a form of indenture as an exhibit to your filing. For further guidance, refer to Interpretations 201.02 and
         201.04 of our Trust Indenture Act of 1939 Compliance and Disclosure Interpretations.
General

3. We refer to your February 3, 2020 press release concerning your collaboration with
         Beijing CC-Pharming Ltd. to develop and test a new 2019-nCoV vaccine to be manufactured using your FastPharming System(TM). Accordingly, please revise the prospectus to address corporate developments concerning the coronavirus, or explain why this information is not material to investors. In addition, please disclose the material terms of the collaboration agreement referenced in your February 3 press release and file it as an exhibit to your filing, or explain why it is not material to an investment decision.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Paul Fischer, Staff Attorney, at 202-551-3415, or Joseph McCann, Legal
Branch Chief, at 202-551-6262, with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Life
Sciences
cc:      Andrew Abramowitz, Esq.